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09040736

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13852

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROTHSCHILD INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christa Schackert (212) 403-3689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JUN 01 2009
Washington, DC
122

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christa Schackert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Director of Finance - Controller
Title

[signature]
MARILOU P. REVENTAR
Notary Public, State of New York
No. 31-4994048
Qualified in New York County
Commission Expires July 30, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ROTHSCHILD INC.

(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2009

(With Independent Auditors' Report Thereon)

ROTHSCHILD INC.
(A Wholly Owned Subsidiary of Rothschild North America Inc.)

March 31, 2009

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
Rothschild Inc.:

We have audited the accompanying consolidated statement of financial condition of Rothschild Inc. (the Company) as of March 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Inc. as of March 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 29, 2009

ROTHSCHILD INC.
(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2009

Assets	
Cash and cash equivalents	$ 162,477,000
Investment banking and advisory fees receivable, net	28,752,800
Receivables from related parties	8,395,900
Investment securities, at fair value	191,600
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $6,333,300)	1,337,100
Deferred taxes	15,225,900
Prepaid expenses and other assets	1,334,000
Total assets	$ 217,714,300
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 131,400,700
Payables to related parties	20,288,800
Total liabilities	151,689,500
Total stockholder's equity	66,024,800
Total liabilities and stockholder's equity	$ 217,714,300

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Rothschild Inc. (the Company) is a wholly owned subsidiary of Rothschild North America Inc. (the Parent) and is a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The consolidated statement of financial condition includes the accounts of Rothschild Inc. and its 100% controlled subsidiary, Five Arrows Capital Markets LLC (formerly ABN AMRO Rothschild LLC). On February 18, 2008, pursuant to a Discontinuance Agreement, the Rothschild Group and ABN AMRO announced the termination of their global joint venture which included the joint venture between Rothschild Inc. and ABN AMRO Incorporated. Effective December 31, 2008, Rothschild Inc. assumed the remaining 50% interest in Five Arrows Capital Markets LLC from ABN AMRO Incorporated.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. All material intercompany transactions and balances, if any, have been eliminated in consolidation.

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable rates of exchange.

(b) Cash and Cash Equivalents

Cash equivalents include interest-bearing deposits having original maturities of less than three months. Substantially all of the Company's cash and cash equivalents are held in money market accounts at two major financial institutions and, therefore, are subject to the credit risks of the financial institutions.

(c) Investment Securities

Investment securities are reflected in the consolidated statement of financial condition at fair value with realized and unrealized gains and losses reflected in the consolidated statement of income.

(d) Investment Banking and Advisory Fees

Investment banking and advisory fees receivable, net, include $1,621,700 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of $2,625,100.

The Company's investment banking and advisory fees receivable, net, are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

(Continued)

(e) Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the consolidated statement of financial condition, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

(f) Depreciation

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates and the differences may be material. Current market conditions increase the risk and complexity of the judgments in these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

(h) Recent Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, "*Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* (EITF 02-3)" that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions or unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative-effect adjustment to opening retained earnings in the year of adoption. The Company implemented SFAS No. 157 as of April 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's consolidated statement of financial condition.

(Continued)

In October 2008, the FASB issued FSP No. FAS 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.*" FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. The FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an impact on the Company's consolidated statement of financial condition.

(3) Fair Value Measurements

Fair value measurements are defined by SFAS No. 157, *Fair Value Measurements*, which establishes a framework for measuring fair value and expense disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to SFAS No. 157, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

SFAS No. 157 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
Equity Securities	$ 164,100	27,500	—	191,600
Total assets at fair value	$ 164,100	27,500	—	191,600

(Continued)

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:		
Deferred compensation	$	20,017,400
Pension obligations		1,977,700
Allowance for doubtful accounts		1,450,000
Depreciation and amortization, net		791,500
Other		252,800
Net deferred tax asset before valuation allowance		24,489,400
Less valuation allowance		(9,263,500)
Net deferred tax asset	$	15,225,900

A valuation allowance of $9,263,500, which represents a $1,522,300 decrease from the prior year, has been established against the deferred tax asset noted above as it is more likely than not that a portion of the net deferred tax asset will not be realized. The Company believes that a deferred tax asset of $15,225,900 is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income, the availability of loss carryback or carryforward, tax planning strategies, and reversals of temporary items.

(5) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

(6) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by APB 12 and FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, covering a designated employee. The agreement does not provide for health or other benefits for the employee. A liability of $4,294,600 related to this benefit is reported in accounts payable and accrued expenses on the consolidated statement of financial condition as of March 31, 2009, based on a discount rate of 6.44%.

(7) Commitments and Contingencies

In June 1994, the Parent entered into a cancelable twenty-year lease for its headquarter facilities. The Parent allocates, on a square-foot basis, monthly rental expense to the Company and some of its affiliates.

(Continued)

An additional facility is leased by the Company under a cancelable lease agreement which has minimum annual rentals as of March 31, 2009 as follows:

2010	$	242,700
2011		254,100
2012		260,500
2013		267,000
2014		273,700
Thereafter		232,800
	$	1,530,800

The cancellation provision on this lease gives the Company the option to terminate the lease as of January 31st, 2010, 2011, 2012, 2013, or 2014 by (i) giving the Landlord at least twelve months written notice and (ii) paying the Landlord an amount equal to the unamortized transaction costs, as of the termination date, paid by the Landlord in connection with building upgrades in excess of $15,000.

The Company has committed to pay future compensation amounts to certain employees. The minimum commitments for the year ending March 31, 2010 are $15,061,200 and $112,100 for years thereafter. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

For the year ended March 31, 2009 and going forward, a portion of discretionary compensation amounts over certain thresholds are subject to mandatory deferral. One-third of the deferred annual bonus is to vest and become payable on each of the 1st, 2nd and 3rd anniversary dates of the initial deferral.

(8) Transactions with Related Parties

Included in accounts payable and accrued expenses at March 31, 2009 are liabilities payable to current and former employees in the amount of $36,837,800 and $72,732,500 for deferred compensation and accrued compensation, respectively. Additionally, there is $87,800 of advances on expenses made to employees included in prepaid expenses and other assets.

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from and payables to related parties represent investment banking and advisory fees, as well as advances to or from related parties, net of operating expenses.

(9) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2009, the Company had net capital of $9,543,600, which was $9,293,600 in excess of its required minimum net capital of $250,000.